Staley, Okada & Partners
CHARTERED ACCOUNTANTS

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

June 12, 2006

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC
20549 USA

Dear Sirs:

RE: International Gold Resources, Inc.

We have read Item 4 of the Form 8-K dated June 12, 2006 of International Gold Resources, Inc. and are in agreement with the statements contained in the Item 4 a). We have no basis to agree with other statements of the registrant contained in Item 4.

Yours truly,

Staley Okada & Partners

STALEY, OKADA & PARTNERS
Chartered Accountants

AK/sk

N:\Client Listing\600\630965 - IGR\Intl Gold Resources\Word\2006 (fiscal)\Change of auditors June 12, 2006\630965 - change of auditors Lt SOP.doc